UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of July 2020

Commission file number 001-35530

BROOKFIELD RENEWABLE PARTNERS L.P.

(Exact name of Registrant as specified in its charter)

73 Front Street, Fifth Floor

Hamilton, HM 12

Bermuda

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F  ☒            Form 40-F  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):  ☐

The information contained in Exhibits 3.1 and 10.1 of this Form 6-K is incorporated by reference into the registrant’s following registration statement on Form F-3: File No. 333-224206. The information contained in Exhibits 3.1 and 99.1 of this Form 6-K is incorporated by reference into the registrant’s following registration statement on Form F-3: File No. 333-237996.

DOCUMENTS FILED AS PART OF THIS FORM 6-K

See the Exhibit List to this Form 6-K.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

BROOKFIELD RENEWABLE PARTNERS L.P., by its general partner, BROOKFIELD RENEWABLE PARTNERS LIMITED

Date: July 28, 2020	By:	/s/ Jane Sheere
Name: Jane Sheere
Title: Secretary

Exhibit Index

Exhibit	Description

3.1	Seventh Amendment, dated July 28, 2020, to the Fourth Amended and Restated Limited Partnership Agreement of Brookfield Renewable Partners L.P.

10.1	Seventh Amendment, dated July 28, 2020, to the Third Amended and Restated Limited Partnership Agreement of Brookfield Renewable Energy L.P.

99.1	Notice of Articles and Articles of Brookfield Renewable Corporation